Exhibit 2

Z E F F C A P I T A L

September 19, 2018

Mr. Raymond Roel

Chairman of the Compensation Committee

TSR, Inc.

400 Oser Avenue

Hauppauge, NY 11788

Dear Ray,

As you know, Zeff Capital, LP is largest shareholder of TSR, Inc. (“TSR”), with beneficial ownership of over 22% of the outstanding shares.

The Forms 8-K filed by TSR on September 10 and 12 raise serious questions about the credibility of the Board of Directors (the “Board”), and increase our concern that the remaining directors are acting in a manner that is not consistent with stockholder interests.

In the last three months, TSR has added four new directors (none of whom own any stock), imposed an onerous and uncustomary poison pill, amended the Company’s bylaws to eliminate the ability of stockholders to call special meetings, failed to appropriately report the disagreements of a director who chose to resign, and increased both the salary and bonus of the CEO so that he now makes more than TSR’s total net income. There has been no report on the progress of the Special Committee.

As you know, the CEO was promoted in July 2017, well over a year ago, and there is no evidence that he is capable of (or interested in) improving stockholder value. On the contrary, the CEO is primarily focused on lining his own pockets, just like his predecessor. TSR reported that revenues and consultants on billing declined in the fourth quarter. Shareholder value is being destroyed.

We truly hope that the recently added Board members, including Ira Cohen and Joe Pennacchio, who are purportedly there to assist the Special Committee in its evaluations, will convince the other Board members (and the existing Special Committee members, including you and Brian Mangan) of the necessary actions to take to maximize stockholder value. We are also of the belief that the new Board members are aware of the value of TSR. It is time for the Board to act to preserve stockholder value before further damage is done.

Unfortunately, our meeting and conversations with the CEO have been fruitless but we would welcome a discussion with any non-executive Board member.

Very truly yours,

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC,

as general partner

By: /s/ Daniel Zeff

Name: Daniel Zeff

Z E F F C A P I T A L, LP

885 Sixth Avenue

New York, NY 10001